UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Spindle, Inc.

Common Stock, par value $.001 per share
(Title of Class of Securities)

848543 104
(CUSIP Number)

William E. Clark, 8700 E. Vista Bonita Drive, Ste 260, Scottsdale, AZ 85255 800-560-9198
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/13/16
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	848543 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William E. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,790,485 (1)
	8	SHARED VOTING POWER
4,815,485 (1)
	9	SOLE DISPOSITIVE POWER
4,790,485 (1)
	10	SHARED DISPOSITIVE POWER
4,815,485 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,815,485 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Includes 3,249,694 shares of common stock owned of record by Mr. Clark, 940,791 shares owned of record by Ameriprise Trust Company FBO William E. Clark, 25,000 shares of common stock owned of record by Mr. Clark’s wife and 600,00 shares which Mr. Clark has the right to acquire through vested stock options.

(2)

Based on 62,258,012 shares of common stock of the Issuer issued and outstanding as of April 25, 2016.

Item 1. Security and Issuer

Title of Class of Securities:

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

Name of Issuer:

The name of the issuer is Spindle, Inc. (the “Issuer”).

Address of Issuer’s Principal Executive Offices:

The principal executive office is located at 8700 East Vista Bonita Drive, Suite 260, Scottsdale, AZ 85255.

Item 2. Identity and Background

(a)

Name of Person Filing

The name of the reporting person is William E. Clark (the “Reporting Person”).

(b)

Address of Principal Business Office, or, if None, Residence

The principal business address of the Reporting Person is 8700 East Vista Bonita Drive, Suite 260, Scottsdale, AZ 85255.

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

The principal occupation of the Reporting Person is Chief Executive Officer of the Issuer.  The principal business is conducted at 8700 East Vista Bonita Drive, Suite 260, Scottsdale, AZ  85255.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case

The Reporting Person has no such proceedings.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

The Reporting Person has no such proceedings.

(f)

Citizenship

The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Considerations

Not applicable.

Item 4. Purpose of Transaction

The ownership percentage of the Reporting Person increased due to the change in the capitalization of the Issuer upon the return and cancellation of 6,700,000 unregistered shares on April 13, 2016.   Also, the Reporting Person was issued 92,593 shares of restricted common stock as compensation in lieu of cash for services rendered as an officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number and percentage of the class of securities: See Item 11 and 13, respectively on the cover page hereto.

(b)

Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: See Items 7-10 on the cover page hereto.

(c)

During the past 60 days the following shares were issued:

92,593 shares were issued to the Reporting Person on April 20, 2016.  The shares were issued as compensation in lieu of cash for services rendered as an officer of the Issuer, at a price of $0.135.

(d)

Not applicable.

(e)

 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/13/16
Dated
/s/ William E. Clark
Signature
William E. Clark
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).